BB 3/4

[redacted]

SI 10028428 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lexington Investment Company, Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 Harrodsburg Road
(No. and Street)

Lexington	Kentucky	40504-3340
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Kerrick, President (859) 224-7073
(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 01 2010

Blue & Co., LLC
(Name – *if individual, state last, first, middle name*)

Washington, DC 107

301 East Main St., Suite 1100	Lexington	Kentucky	40507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

OATH OR AFFIRMATION

I, Stanley S. Kerrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lexington Investment Co. Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

My commission expires August 18, 2013 Notary ID 402951

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

LEXINGTON, KENTUCKY

CONSOLIDATED FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2009

CPAs / ADVISORS

blue

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

TABLE OF CONTENTS

DECEMBER 31, 2009

CPAS / ADVISORS

blue

Blue & Co., LLC / 301 East Main Street, Suite 1100 / Lexington, KY 40507
main 859.253.1100 *fax* 859.253.1384 *email* blue@blueandco.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Lexington Investment Company, Inc. and Subsidiary
Lexington, Kentucky

We have audited the accompanying consolidated statement of financial condition of Lexington Investment Company, Inc. and Subsidiary (the Company) as of December 31, 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lexington Investment Company, Inc. and Subsidiary as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Blue & Co., LLC

February 26, 2010

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	292,695
Deposits with clearing organization and others		135,050
Receivable from clearing organization		58,648
Receivables from non-customers		8,185
Other receivables		14,467
Security owned, at fair value		4,203
Prepaid expenses		30,298
Furniture and equipment, net		26,307
Deferred tax asset, net		6,814
Total assets	$	576,667

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payables and accrued expenses	$	92,381
Commissions payable		91,275
Income taxes payable		1,955
Total liabilities		185,611
Stockholders' equity:		
Common stock, no par value; 1,000 shares authorized; 799 shares issued and outstanding		180,000
Retained earnings		213,438
		393,438
Noncontrolling interest in consolidated subsidiary		(2,382)
Total stockholders' equity		391,056
Total liabilities and stockholders' equity	$	576,667

See accompanying notes to financial statements.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 1,440,366
Net dealer inventory and investment gains	654,215
Unrealized gain on security owned	4,203
Commissions from loan closings and other fees	328,338
Interest and dividends	15,748
Other revenue	4,028
Total revenues	2,446,898
Operating expenses:	
Employee compensation and benefits	1,028,987
Officer compensation and benefits	660,007
Broker clearing charges	268,207
Communications and data processing	97,877
Occupancy	129,136
Retirement benefits expense	44,357
Other operating expenses	257,867
Total operating expenses	2,486,438
Loss before income taxes	(39,540)
Income tax benefit	8,418
Loss before noncontrolling interest	(31,122)
Less: amount attributable to noncontrolling interest in subsidiary's net loss	4,257
Net Loss	$ (26,865)

See accompanying notes to financial statements.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Retained	Noncontrolling	
	Shares	Amount	Earnings	Interest	Total
Balance at January 1, 2009	799	$ 180,000	$ 240,303	(3,007)	$ 417,296
Net loss			(26,865)	(4,257)	(31,122)
Capital contributions			-0-	4,882	4,882
Balance at December 31, 2009	799	$ 180,000	$ 213,438	$ (2,382)	$ 391,056

See accompanying notes to financial statements.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2009

Cash flows from operating activities:		
Net loss	$	(26,865)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		11,856
Provision for deferred income taxes		(15,972)
Noncontrolling interest in subsidiary's net loss		(4,257)
Unrealized gain on security owned		(4,203)
(Increase) decrease in operating assets:		
Deposits with clearing organization		3,590
Receivable from clearing organization		36,499
Receivables from non-customers		2,106
Other receivables		(4,904)
Prepaid expenses		(10,530)
Increase (decrease) in operating liabilities:		
Payables and accrued expenses		19,358
Commissions payable		(33,952)
Income taxes payable		(18)
Net cash used by operating activities		(27,292)
Cash flows from investing activities:		
Purchases of furniture and equipment		(7,570)
Net cash used in investing activities		(7,570)
Cash flows from financing activities:		
Capital contributions from noncontrolling interest		4,882
Net cash provided by financing activities		4,882
Change in cash and cash equivalents		(29,980)
Cash and cash equivalents, beginning of year		322,675
Cash and cash equivalents, end of year	$	292,695
Supplemental disclosure of cash flow information:		
Cash payments for income taxes	$	3,461

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. and Subsidiary (the Company) is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the consolidated financial statements.

Nature of Business and Principles of Consolidation:

Lexington Investment Company, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). Lexington Investment Company, Inc. was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19, 1990.

Lexington Investment Company, Inc. has agreed to not hold funds or securities for customers, or owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale, and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, Lexington Investment Company, Inc. introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

The consolidated financial statements include the accounts of Lexington Investment Company, Inc. and its ninety percent (90%) owned subsidiary, Lexington Investment Mortgage Company, LLC. Lexington Investment Mortgage Company, LLC, a limited liability company, was incorporated on June 5, 2003 to broker mortgage loans. No member of the limited liability company shall have any personal liability for the obligations of the company. Lexington Investment Mortgage Company, LLC is licensed by the Kentucky Department of Financial Institutions and is an approved Department of Housing and Urban Development loan correspondent mortgagee.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Pursuant to the operating agreement, the Members shall not have any liability for the obligations of Lexington Investment Mortgage Company, LLC beyond their capital contributions. Additionally, Lexington Investment Mortgage Company, LLC shall determine the amount and timing of any distributions to the Members.

Basis of Accounting:

The consolidated financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents:

For purposes of the consolidated statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Deposits with Clearing Organizations:

Deposits with clearing organizations consist of deposits of cash and cash equivalents or other short-term securities held by other clearing organizations or exchanges.

Receivable from Clearing Organization:

Receivable from clearing organization represents the amounts due from Lexington Investment Company, Inc.'s clearing broker principally for commissions earned during the month of December. Payment is generally received in the month subsequent to year-end. Lexington Investment Company, Inc. does not require collateral under its present arrangement with the clearing broker. No reserve for uncollectible receivables has been provided.

Receivables from Non-customers:

Receivables from non-customers consist of amounts due from various employees. These receivables are carried at unpaid principal balances. No reserve for uncollectible non-customer receivables has been provided. Currently none of these balances are in default.

Securities Owned:

Securities transactions are recorded on a trade date basis. Securities owned are valued at market value. Unrealized holding gains and losses and realized gains and losses are included in earnings.

Fixed Assets:

Fixed assets (furniture and equipment) are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. When fixed assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Depreciation expense totals $11,856 for the year ended December 31, 2009.

Commissions from Securities Transactions:

Lexington Investment Company, Inc.'s primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are located in Central and Eastern Kentucky. Customers' securities transactions are recorded on a settlement date basis with related commissions income and expense reported on a trade date basis.

Commissions from Loan Closings and Other Fees:

The commissions received by Lexington Investment Mortgage Company, LLC upon closing of a loan are recognized as income pursuant to the loan closing. Lexington Investment Mortgage Company, LLC also earns revenue from processing loans, including loan processing fees and reimbursement of certain direct costs incurred to process loans. Other fees earned include appraisal and credit report fees.

Advertising Costs:

Advertising costs are considered operating expenses in the year incurred and total $1,242 for 2009.

Income Taxes:

Lexington Investment Company, Inc. is taxed as a corporation.

Lexington Investment Mortgage Company, LLC was formed as a limited liability company and operates in a manner to be consistent with treatment as a partnership for income tax purposes. Lexington Investment Mortgage Company, LLC does not pay federal income taxes on its taxable income. Instead, the Members are liable for federal income taxes on their respective shares of company earnings or losses.

The amount provided for income taxes is based on income reported for financial statement purposes, adjusted for permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period.

2. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and money market balances at two financial institutions located in Lexington, Kentucky. The Company places its cash and temporary cash investments with high credit quality institutions. The Federal Deposit Insurance Corporation (FDIC) insures up to $250,000 at each institution. During the year, the balances at these financial institutions may exceed the FDIC insured amounts.

At December 31, 2009, Lexington Investment Company, Inc.'s uninsured cash and money market balances total approximately $125.

3. INVESTMENT IN MARKETABLE SECURITY

During 2002, management determined that an investment in a non-publicly traded company was other than temporarily impaired. The original cost of the investment was $23,125. At December 31, 2002, management determined the fair value of the investment to be zero and recorded an unrealized loss of $23,125. During 2009, management determined that the investment had a readily determinable market value as the security now trades on the over-the-counter bulletin board. At December 31, 2009, the investment has been recorded at fair value of $4,203 with an unrealized gain of $4,203 recorded in the accompanying consolidated statement of net income.

4. RECEIVABLES FROM NON-CUSTOMERS

Receivables from non-customers consist of amounts due under advances to and notes from various employees. As of December 31, 2009, receivables from non-customers totaled $8,185.

5. FURNITURE AND EQUIPMENT, NET

As of December 31, 2009, net furniture and equipment consists of the following:

Furniture	$	14,768
Equipment		118,141
Total furniture and equipment		132,909
Less accumulated depreciation		106,602
Furniture and equipment, net	$	26,307

6. INCOME TAXES

Income tax expense for 2009 consists of the following:

Current expense (benefit):		
Federal	$	4,627
State and local		2,927
Deferred		(15,972)
Total income tax benefit	$	(8,418)

The deferred tax asset as of December 31, 2009 consists of the following:

Total deferred tax asset	$	14,246
Total deferred tax liability		(7,432)
Deferred tax asset, net	$	6,814

Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period. These temporary differences relate to the recognition of depreciation expense for income tax and financial statement purposes, to contributions that are not allowed for income tax purposes in the current year that carry forward to reduce future taxable income, and for cumulative unrealized losses related to the marketable security.

The total income tax provision differs from the amount that would be obtained by applying the federal statutory rate of 34% to income before income taxes, as follows:

Expected tax benefit	$	(13,444)
Effect of:		
State and local income taxes		2,927
Non-deductible expenses		8,992
Graduated rates		(5,833)
Overaccrual for the prior year		(1,060)
Total income tax benefit	$	(8,418)

7. LEASE COMMITMENTS

In 1999, Lexington Investment Company, Inc. entered into an office space operating lease under a five-year lease agreement which was to expire in April 2004, unless otherwise extended. The lease was extended for an additional five years beginning in April 2004 and continuing until April 2009. In March 2009, the lease was extended for an additional year beginning in April 2009 and continuing until April 2010. Rental expense under the renewal is $7,395 per month.

In September 2006, Lexington Investment Company, Inc. entered into a lease to rent space for the Danville office on a month-to-month basis. Rental expense under this agreement was $500 per month beginning in April 2007. In January 2008, rent expense increased to $600 per month.

In 2005, Lexington Investment Mortgage Company, LLC entered into an office space operating lease under a one-year agreement which ended in June 2006. The lease was extended for an additional year beginning in July 2006 and continuing until June 2007. The lease was then extended for an additional two years beginning in August 2007 and continuing until June 2009. In March 2009, the lease was extended for an additional year beginning in July 2009 and continuing until June 2010. Rental expense under the renewal is $2,758 per month.

As of December 31, 2009, the total future minimum lease payments under the three leases are as follows:

Year Ending December 31, 2010	$ 38,733

Rental (occupancy) expense under the office space operating leases totals $129,136 for the year ended December 31, 2009.

8. RETIREMENT BENEFITS

During 2007, the Company adopted a safe harbor 401(k) plan (the Plan) covering substantially all employees. The Company contributes a mandatory matching three percent of employees' compensation. In addition, the Company has the discretion to make additional matching contributions as well as discretionary contributions. Company contributions to the Plan for the year ended December 31, 2009 totaled $44,357.

9. STOCK REPURCHASE AGREEMENT

Lexington Investment Company, Inc. has entered into a repurchase agreement with its stockholders under which Lexington Investment Company, Inc. has the right and option, not the obligation, to repurchase from a stockholder his/her outstanding shares in the event of the death, total disability, termination, or withdrawal (referred to collectively as the redemption event) of the stockholder. In the event Lexington Investment Company, Inc. chooses to exercise its option to repurchase from a stockholder his/her outstanding shares, the purchase price of the redeemed shares is based on the total stockholders' equity of Lexington Investment Company, Inc. as of the end of the fiscal year immediately preceding the date of the redemption event, divided by the number of shares issued and outstanding prior to the redemption event, multiplied by the number of shares being redeemed.

10. CONTINGENCIES

In June 2009, the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD), conducted a routine examination of Lexington Investment Company, Inc.'s compliance with FINRA and Securities and Exchange Commission (SEC) regulations governing securities brokers and dealers. FINRA identified instances of non-compliance and Lexington Investment Company, Inc. responded to each instance providing corrective actions for each instance. However, three instances of non-compliance were referred by the examiners to the FINRA Enforcement Department for possible sanctions against Lexington Investment Company, Inc. The three instances relate to failure to timely report debt security trades through FINRA's Trade Reporting and Compliance Engine (TRACE), failure to prepare accurate blotters, and failure to archive outgoing e-mail correspondence.

As of December 31, 2009, no final determination had been provided by FINRA as to the amount of sanctions or fines that were possible as a result of the examination. Subsequent to year end, the Company was notified by FINRA that the estimate for the likely fine related to instances of non-compliance will be approximately $32,500. Accordingly, the accompanying statement of financial condition reflects a liability of $32,500 and a corresponding expense of $32,500 in the statement of income.

11. NET CAPITAL REQUIREMENTS

Lexington Investment Company, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, Lexington Investment Company, Inc.'s net capital totals $258,904 which is $158,904 above its required net capital of $100,000. The net capital ratio at December 31, 2009 is 0.69 to 1.

The following is a summary of certain financial information of Lexington Investment Company, Inc.'s (LIC) consolidated subsidiary, Lexington Investment Mortgage Company, LLC (LIMC), as of December 31, 2009:

Total assets	$	73,378
Total liabilities	$	(7,604)
Members' equity	$	65,774

LIMC is a Department of Housing and Urban Development approved loan correspondent mortgagee. As such, LIMC has to maintain a minimum adjusted net worth, as well as a minimum amount of liquid assets (cash, cash equivalents, or marketable securities) as a percentage of its adjusted net worth. Therefore, the assets of the subsidiary are not readily available for the protection of LIC's customers, broker-dealers, and other creditors, as permitted by rule 15c3-1. Accordingly, the accounts of LIMC have not been included in the computation of LIC's net capital as of December 31, 2009.

12. ADJUSTED NET WORTH AND LIQUID ASSETS REQUIREMENTS

As indicated in Note 11, LIMC is a Department of Housing and Urban Development approved loan correspondent mortgagee. As such, LIMC must maintain an adjusted net worth, as defined in Department of Housing and Urban Development Mortgagee Approval Handbook 4060.1, of at least $63,000. At December 31, 2009, LIMC has an adjusted net worth of approximately $64,864.

Additionally, LIMC is required to maintain liquid assets (cash, cash equivalents, or marketable securities) of at least twenty percent (20%) of its adjusted net worth up to a maximum amount of $100,000. As of December 31, 2009, LIMC's liquid assets (cash and cash equivalents) represent eighty-two percent (82%) of its adjusted net worth

13. FAIR VALUE MEASUREMENTS

Major classes of assets and liabilities that are measured at fair value are categorized according to a fair value hierarchy that prioritizes the inputs to value techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1 inputs are readily determinable using unadjusted quoted prices for identical assets or liabilities in active markets. Level 2 inputs are derived from quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets (other than those included in Level 1) which are observable for the asset or liability, either directly or indirectly. Level 3 inputs are derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. If the inputs used fall within different levels of the hierarchy, the categorization is based upon the lowest level input that is significant to the fair value measurement.

The following table presents the fair value of the assets measured on a recurring basis at December 31, 2009:

		Fair Value Measurements at Reporting Date Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Security owned	$ 4,203	$ 4,203	$ -	$ -

The security owned is valued using level 1 inputs based on unadjusted quoted market prices within active markets.

14. NEW ACCOUNTING PRONOUNCEMENT

In 2009, new accounting guidance relative to the presentation of non-controlling interests in financial statements became effective. The Company adopted this guidance and reclassified the non-controlling interest as a component of stockholders' equity in the consolidated balance sheets and consolidated statements of stockholders' equity. In addition, consolidated net income is shown in two components, displaying the portions attributable to both the controlling interest and non-controlling interest, on the consolidated statements of income. The adoption of this pronouncement did not have an effect on consolidated net income for 2008.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2010, the date which the financial statements were available to be issued.

CPAs / ADVISORS

blue

Blue & Co., LLC / 301 East Main Street, Suite 1100 / Lexington, KY 40507
main 859.253.1100 fax 859.253.1384 email blue@blueandco.com

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTAL INFORMATION

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of December 31, 2009 and for the year then ended, and have issued our report thereon dated February 26, 2010, which appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidating statement of financial condition and statement of income and the information contained in Schedules I through III are presented for purposes of additional analysis and are not required parts of the basic financial statements. The information contained in Schedule I and Schedule II is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The information contained in Schedule III is supplementary information required by the Securities Investment Protection Corporation (SIPC). The consolidating statements of financial condition and income and the information contained in Schedules I through III have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blue & Co., LLC

February 26, 2010

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
Cash and cash equivalents	$ 239,817	$ 52,878	$ 292,695	$	$ 292,695
Deposits with clearing organization and others	135,050		135,050		135,050
Receivable from clearing organization	58,648		58,648		58,648
Receivables from non-customers	6,600	1,585	8,185		8,185
Other receivables		14,467	14,467		14,467
Security owned, at fair value	4,203		4,203		4,203
Prepaid expenses	30,298		30,298		30,298
Furniture and equipment, net	21,859	4,448	26,307		26,307
Investment in subsidiary	68,156		68,156	(68,156)	-0-
Deferred tax asset, net	6,814		6,814		6,814
Total assets	$ 571,445	$ 73,378	$ 644,823	$ (68,156)	$ 576,667

LIABILITIES AND STOCKHOLDERS' EQUITY

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
Liabilities:					
Payables and accrued expenses	$ 84,777	$ 7,604	$ 92,381	$	$ 92,381
Commissions payable	91,275		91,275		91,275
Income taxes payable	1,955		1,955		1,955
Total liabilities	178,007	7,604	185,611	-0-	185,611
Stockholders' equity:					
Common stock, no par value; 1,000 shares authorized; 799 shares issued and outstanding	180,000		180,000		180,000
Paid-in capital		148,892	148,892	(148,892)	-0-
Retained earnings	213,438	(83,118)	130,320	83,118	213,438
	393,438	65,774	459,212	(65,774)	393,438
Noncontrolling interest in consolidated subsidiary				(2,382)	(2,382)
Total stockholders' equity	393,438	65,774	459,212	(68,156)	391,056
Total liabilities and stockholders' equity	$ 571,445	$ 73,378	$ 644,823	$ (68,156)	$ 576,667

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
Revenues:					
Commissions	$ 1,440,366	$	$ 1,440,366	$	$ 1,440,366
Net dealer inventory and investment gains	654,215		654,215		654,215
Unrealized gain on security owned	4,203		4,203		4,203
Commissions from loan closings and other fees		328,338	328,338		328,338
Interest and dividends	15,748		15,748		15,748
Other revenue	4,028		4,028		4,028
Total revenues	2,118,560	328,338	2,446,898	-0-	2,446,898
Operating expenses:					
Employee compensation and benefits	769,795	259,192	1,028,987		1,028,987
Officer compensation and benefits	660,007		660,007		660,007
Broker clearing charges	268,207		268,207		268,207
Communications and data processing	89,326	8,551	97,877		97,877
Occupancy	95,940	33,196	129,136		129,136
Retirement benefits expense	44,357		44,357		44,357
Other operating expenses	188,178	69,689	257,867		257,867
Total operating expenses	2,115,810	370,628	2,486,438	-0-	2,486,438
Income (loss) from operations	2,750	(42,290)	(39,540)	-0-	(39,540)
Other income (loss):					
Equity in earnings of subsidiary	(38,308)		(38,308)	38,308	-0-
Income (loss) before income taxes	(35,558)	(42,290)	(77,848)	38,308	(39,540)
Income tax expense	8,693	(275)	8,418		8,418
Income (loss) before noncontrolling interest	(26,865)	(42,565)	(69,430)	38,308	(31,122)
Less: amount attributable to noncontrolling interest in subsidiary's net loss				4,257	4,257
Net income (loss)	$ (26,865)	$ (42,565)	$ (69,430)	$ 42,565	$ (26,865)

LEXINGTON INVESTMENT COMPANY, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL	
Total consolidated stockholders' equity	$ 393,438
Deduct stockholders' equity not allowable for net capital	(68,156)
Total stockholders' equity qualified for net capital	325,282
Deductions and/or charges:	
Non-allowable assets -	
Cash on deposit at CRD	(807)
Receivables from non-customers	(6,600)
Prepaid expenses	(30,298)
Furniture and equipment, net	(21,859)
Deferred tax asset, net	(6,814)
Total non-allowable assets	(66,378)
Net capital	$ 258,904
AGGREGATE INDEBTEDNESS	
Items included in consolidated statement of financial condition:	
Payables and accrued expenses	$ 84,777
Commissions payable	91,275
Income taxes payable	1,955
Total aggregate indebtedness	$ 178,007
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required based on aggregate indebtedness	$ 11,867
Minimum net capital requirement	$ 100,000
Excess net capital	$ 158,904
Ratio: aggregate indebtedness to net capital	0.69 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2009)	
Net capital, as reported in Company's Part II (unaudited and unconsolidated) FOCUS report	$ 277,514
Effect of audit adjustments on accounts included in net capital calculation	(18,610)
Net capital per above	$ 258,904

LEXINGTON INVESTMENT COMPANY, INC.

SCHEDULE II - COMPUTATION OF RESERVE REQUIREMENT IN ACCORDANCE WITH RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Lexington Investment Company, Inc. had no notes payable collateralized by securities, or secured customer accounts receivable at any point throughout the year ended December 31, 2009. Therefore, a computation of reserve requirements in accordance with SEC Rule 15c3-3 is not applicable.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

SCHEDULE III - SCHEDULE OF ASSESSMENT AND PAYMENTS [TRANSITIONAL ASSESSMENT RECONCILIATION (FORM SIPC-7T)] TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) FOR THE YEAR ENDED DECEMBER 31, 2009

SIPC-7T (27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (27-REV 3/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Lexington Investment Company, Inc.
2365 Harrodsburg Road
Lexington, KY 40504-3340
No. 868228
Fiscal year ending December 31, 2009

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stan Kerrick (859) 224-7073

2. A.	General assessment [item 2e from page 2 (not less than $150 minimum)]	$ 3,085
B.	Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) 7/17/09 Date Paid	(864)
C.	Assessment balance due	2,221
D.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
E.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,221
F.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as E above) $ 2,221	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lexington Investment Company, Inc.
(Name of Corporation, Partnership or other organization)

s/ Stan Kerrick
(Authorized Signature)

President
(Title)

Dated the 26 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

SCHEDULE III - SCHEDULE OF ASSESSMENT AND PAYMENTS [TRANSITIONAL ASSESSMENT RECONCILIATION (FORM SIPC-7T)] TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) FOR THE YEAR ENDED DECEMBER 31, 2009

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,549,944
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	2,045
Total additions	1,547,899
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	96,315
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	195,643
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	21,744
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Loss on subsidiary is netted in Line 2a above	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	313,702
2d. SIPC Net Operating Revenues	$ 1,234,197
2e. General Assessment @ .0025	$ 3,085

(to page 1 but not less than $150 minimum)

CPAS / ADVISORS

blue

Blue & Co., LLC / 301 East Main Street, Suite 1100 / Lexington, KY 40507
main 859.253.1100 fax 859.253.1384 email blue@blueandco.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)1 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Lexington Investment Company, Inc. (the Company) as of and for the year ended December 31, 2009 and the supplemental information contained in Schedule I, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

The management of Lexington Investment Company, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blue & Co., LLC

February 26, 2010

blue

Blue & Co., LLC / 301 East Main Street, Suite 1100 / Lexington, KY 40507
main 859.253.1100 fax 859.253.1384 email blue@blueandco.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Lexington Investment Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lexington Investment Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Lexington Investment Company, Inc.'s management is responsible for the Lexington Investment Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T supporting the adjustments noting no differences.

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Blue & Co., LLC

February 26, 2010